
13002781

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2011

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

JOHN DEERE SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel +1 312 486 1000
Fax: +1 312 247 1486
www.us.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the John Deere Savings and Investment Plan (the "Plan") as of October 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended October 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended October 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of October 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2011 financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2012

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2011 AND 2010 (IN THOUSANDS)

ASSETS:	2011	2010
NONINTEREST-BEARING CASH		$ 362
PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE:		
Blended Interest Fund		539,154
Deere & Company Common Stock		472,029
Fidelity Intermediate Bond Commingled Pool		83,847
Mutual Funds		1,937,410
Fidelity BrokerageLink Accounts		175,505
Investment in John Deere Savings Plans Master Trust	$ 3,312,256	
Total investments	3,312,256	3,207,945
RECEIVABLES:		
Loans to participants	38,091	35,561
Due from broker		115
Accrued income and other receivables		6,167
Total receivables	38,091	41,843
TOTAL ASSETS	3,350,347	3,250,150
LIABILITIES:		
Due to broker		18,410
Other liabilities		3,140
		21,550
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	3,350,347	3,228,600
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(25,330)	(26,869)
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,325,017	$ 3,201,731

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2011 (IN THOUSANDS)

ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 136,494
Company	85,661
Total contributions	222,155
INVESTMENT INCOME:	
Net depreciation in fair value of investments	(12,158)
Interest and dividends	41,723
Net participation in activity of John Deere Savings Plans Master Trust	92,642
Net investment income	122,207
Net transfers from affiliate plan	1,341
Interest on participant loans	1,905
TOTAL ADDITIONS	347,608
DEDUCTIONS:	
Benefits paid to participants	224,322
INCREASE IN NET ASSETS	123,286
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	3,201,731
End of year	$ 3,325,017

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF OCTOBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED OCTOBER 31, 2011

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

Deere & Company (the "Company") maintains two defined contribution plans in the U.S. for the benefit of its employees. Effective August 29, 2011, the investment assets of these plans were commingled and held in the John Deere Savings Plans Master Trust (the "Master Trust"). These plans are the John Deere Savings and Investment Plan and the John Deere Tax Deferred Savings Plan for Wage Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.

General – The Plan was established July 1, 1984 by Deere & Company (the "Company") for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular tax deferred savings and to assist them through matching contributions from the Company's profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are primarily paid by the Company. The Company is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts ("Fidelity"), is the Plan trustee ("Trustee"), and Fidelity Investment Institutional Operations Company, Inc., an affiliate of Fidelity, is the recordkeeper (collectively, "Fidelity").

The Plan was amended and restated effective November 1, 2009, in order to update the Plan document for annual maintenance, uniformity housekeeping and submission for Plan qualification (see Note 7). There were no significant changes in Plan provisions.

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are salaried or certain non-bargained hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. The Plan provides for automatic enrollment of all eligible newly-hired employees at a two percent deferral rate. The Plan has an Annual Increase Program whereby newly hired eligible employees will have their deferral rates automatically increased by one percent every May 1st until changed by the employee. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions ranging from one percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. The Plan accepts Roth elective contributions, as well as Roth catch-up contributions, made on behalf of eligible participants which are allocated to a separate account source.

The Company provides matching contributions to employees participating in the Plan on up to a maximum of six percent of the employee's earnings, as limited by the IRC. The percentage is determined in accordance with the Plan agreement, and is based on the profitability of the Company during the preceding fiscal year ended October 31.

Contributions are sent to Fidelity as soon as practicable following each payroll period, and are invested by Fidelity in the funds as specified by participants. Monies will be held and invested by Fidelity in a BlackRock Lifepath Index Fund closest to the employee's 65th birthday (the default investment option) until designated investments have been elected by the participant.

All contributions are considered tax deferred under section 401(a) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Effective January 1, 1997, the Plan was modified to incorporate changes which occurred with the introduction of a new defined benefit pension plan for salaried employees. The modification created a Traditional Option and a Contemporary Option. Participants were required to make a one-time, irrevocable election of one of these options. Generally, employees hired on or after November 1, 1996, are permitted to participate in only the Contemporary Option.

Traditional Option – Under this option, participant and Company contributions are calculated as previously described and participants are fully vested in their account balance at all times.

Contemporary Option – Participants who elected the Contemporary Option receive a higher matching contribution from the Company than participants in the Traditional Option. In the Contemporary Option, the Company match is three times greater for the first two percent of participant contributions than the next four percent. For participants with less than three years of service, the matching contributions to the Contemporary Option do not vest until the participant has completed their third year of service.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions made by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated earnings or losses. Except for participants in the Contemporary Option with less than three years of service, the participant also is immediately vested in the matching contributions from the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2011 and 2010, forfeited nonvested accounts totaled $231,025 and $158,786, respectively. These accounts will be used to reduce future Company contributions. During the year ended October 31, 2011, Company contributions were reduced by $2,172,931 from forfeited nonvested accounts.

Fund Elections – In February 2011, the investment fund lineup for the Plan was updated. The new design incorporated a three tier selection, passively managed target date funds, a selection of indexed funds, and the remaining actively managed funds including Blended Interest Fund, Deere & Company Common Stock Fund, and BrokerageLink Accounts. In March 2011, the existing funds were sold and the assets invested into the new funds. Participants in the Plan direct the investment of their account balances into one or more investment funds which include the following as of October 31, 2011:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Any of 18 Common Collective Trust Funds
- Any of 9 Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 open-ended mutual funds from a variety of fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock. If no election is made, the default option is reinvestment in Company common stock.

Loans – Employees who participate in the Plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined based on the published prime interest rate. Repayment is intended to be made via payroll deductions for actively employed participants. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service may opt to continue making loan payments through the financial institution of their choice, which sends payments to Fidelity via Automated Clearing House transfers. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is less. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is less, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, if no longer employed by the Company, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation – With the formation of the Master Trust on August 29, 2011, in accordance with accounting principles generally accepted in the United States of America, the 2011 statement of net assets and statement of changes in net assets present the Plan's investment in the Master Trust and the activity of the Master Trust, respectively, as a single line. Master Trust net assets and investment income are disclosed in Note 4. The 2010 statement of net assets presents the investments held directly by the Plan by general type on the face of the statement.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, common collective trusts, common stock, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes. The number of units and related net asset value per unit as of October 31, 2011 and 2010 for the fund are as follows:

	Master Trust Units Outstanding	Plan Units Outstanding	Net Asset Value Per Unit
October 31, 2011	5,717,917	4,255,016	$ 110.40
October 31, 2010	-	4,230,559	$ 111.58

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts ("GICs") as described in Note 3. In accordance with Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 962, *Plan Accounting-Defined Contribution Plans*, the statements of net assets available for benefits presents the GICs at fair value (as described in Note 3), as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. Contract value represents contributions made to the Fund, plus credited earnings, less participant withdrawals. GICs are accounted for in the statement of changes in net assets available for benefits on a contract value basis.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

Common Collective Trust Funds – These funds are valued at redemption price which is based on the net asset values of units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the ex-dividend date and are reflected as an increase in the fund's net asset value on that day. Dividends in other funds are recorded on the ex-dividend date and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Interest and Dividends – Interest and dividends investment income in the statement of changes in net assets includes dividends on mutual funds and Deere & Company Common Stock, as well as interest earned from the Blended Interest Fund.

Investment Fees - Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return.

Net Transfers From Affiliate Plan – Transfers represent net assets transferred to the Plan during the year ended October 31, 2011 from the John Deere Tax Deferred Savings Plan for Wage Employees for participants who became participants in the Plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2011 and 2010.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are recorded as distributions based on the term of the Plan document.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

New Accounting Standards – In May 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,* which amends ASC 820, *Fair Value Measurement*. This ASU also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effective date is plan year 2013. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. The Company has not determined the impact on the disclosures in the financial statements.

3. BLENDED INTEREST FUND

The Blended Interest Fund is a stable value investment option available to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals. The interest rate of the fund is reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value.

The synthetic GICs include underlying assets which are held in a trust owned by the Master Trust and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, State Street Bank and Trust Company, Natixis Financial Products Inc., AIG Financial Products Corp., and Monumental Life Insurance Company. The wrapper contracts are designed to allow participants to execute Blended Interest Fund transactions at contract value in extreme circumstances. The Master Trust's ability to receive amounts due pursuant to the wrapper contracts depends on the issurers' ability to meet their financial obligations under the wrapper contracts, which may be affected by future economic and regulatory developments. In addition, certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract which may result in transacting at less than contract value. Plan management believes that any events that may limit the ability of the Plan to transact at contract value are probable of not occurring.

	2011	2010
Average yields of the Blended Interest Fund:		
Based on annualized earnings (1)	2.24 %	2.36 %
Based on interest rate credited to participants (2)	2.32	2.21

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The underlying portfolio of financial instruments consists of various fixed income securities and is stated at fair value. The fair values are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes. Fair market value of the wrappers is estimated by converting the difference between the current basis points assigned to the wrap fees and rebid basis points into an intrinsic dollar value.

4. MASTER TRUST AND FAIR VALUE MEASUREMENTS

The investment in the Master Trust represents the Plan's proportionate share of the net assets of the Master Trust which have been accumulated through participant and Company contributions and investment activity of the Master Trust less benefit payments and certain administrative expenses. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the John Deere Tax Deferred Savings Plan for Wage Employees for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, Fidelity, as Trustee, maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans. The net earnings or loss of the accounts for each day are allocated by Fidelity to each participating plan investment fund based on the relationship of the interest of each plan to the total of the interests of both participating plans. The Master Trust at October 31, 2011 is summarized as follows (in thousands of dollars):

Noninterest-Bearing Cash	$ 532
Blended Interest Fund	668,612
Deere & Company Common Stock	631,243
Common Collective Trusts	1,139,442
Mutual Funds	1,273,684
Fidelity BrokerageLink Accounts	216,753
Total Investments at Fair Value	3,929,734
Receivables	8,995
Total Assets in Master Trust at Fair Value	3,939,261
Liabilities	10,045
Net Assets in Master Trust at Fair Value	3,929,216
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(32,062)
Net Assets in Master Trust at Contract Value	$ 3,897,154
Plan's Interest in Net Assets of Master Trust at Fair Value	$ 3,312,256
Plan's Interest in Master Trust as a Percentage of the Total	84 %

The net investment income of the Master Trust for the period August 29, 2011 to October 31, 2011 consisted of the following (in thousands of dollars):

Net appreciation (depreciation):	
Fidelity Brokerage Link Accounts*	$ 4,259
Common Collective Trusts:	
Lifepath Index Funds	20,556
Stock Index Funds	18,041
Bond Index Funds	458
Real Estate Index Fund	76
Commodity Fund	(287)
International Stock Index Fund	181
Total Common Collective Trusts	39,025
Mutual Funds:	
Balanced Funds	5,183
Domestic Funds	46,629
International Stock Funds	3,163
Total Mutual Funds	54,975
Deere & Company Common Stock*	47
Net appreciation	98,306
Interest and dividends	6,674
Net investment income	$ 104,980
Plan's portion of Master Trust investment income	$ 92,642

* Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist entirely of mutual funds.

The Master Trust's investments at fair value that exceeded 5 percent of Master Trust net assets as of October 31, 2011 were as follows (in thousands of dollars):

	2011	2011 Percent of Net Assets
Deere & Company Common Stock*	$ 631,243	16%
Fidelity Growth Company Fund*	274,122	7%
S&P 500 Stock Index Fund - BlackRock Equity Index Fund	242,745	6%

* Represents a party-in-interest to the Plan.

The Plan's proportionate share of investments that exceed 5 percent of the Plan's net assets as of October 31, 2011 were as follows (in thousands of dollars):

	2011	2011 Percent of Net Assets
Deere & Company Common Stock*	$ 469,743	14%
Fidelity Growth Company Fund*	246,289	7%
S&P 500 Stock Index Fund - BlackRock Equity Index Fund	215,340	7%

* Represents a party-in-interest to the Plan.

The Master Trust holds shares or interests in investments where the fair value is estimated based on the NAV per share (or its equivalent). At October 31, 2011, there were no unfunded commitments or redemption restrictions, and the fair values are summarized as follows (in thousands of dollars):

	Fair Value
Lifepath Index Funds (a)	$ 724,143
Stock Index Funds (b)	280,214
Bond Index Funds (c)	109,185
Real Estate Index Fund (d)	3,556
Commodity Index Fund (e)	3,699
International Stock Index Fund (f)	18,645
	$ 1,139,442

(a) The funds' objectives are to maximize total return with a risk level that may be appropriate for each fund's particular timeframe, using a mix of income and inflation protection investments. The target date funds are a series of funds in five-year increments (from Retirement Fund to 2055) designed for participants with differing expected retirement/utilization dates.

(b) These are index funds that seek to match the performance of the S&P 500® Index by investing in stocks that make up the index. These funds are intended for long-term investors seeking to capture the earnings and growth potential of large U.S. companies.

(c) These are index funds that seek to match the performance of the Barclays Capital Aggregate Bond and the Barclays Capital U.S. TIPS Index by investing in a diversified sample of the bonds that make up the indices. These funds are intended for intermediate-term and long-term investors seeking moderate returns and protection against inflation.

(d) This index fund seeks to match the performance of the FTSE EPRA/NAREIT Developed Real Estate Index by investing in stocks that make up the index. This fund is intended for long-term investors seeking to capture the dividend income and growth potential of real estate.

(e) This is an index fund that seeks to match the performance of the Dow Jones-UBS. This index is a commodity benchmark for non-levered, fully collateralized investments.

(f) This is an index fund that seeks to match the performance of the MSCI ACWI ex-US investable Market Index. (ACWI ex-US IMI), which represents approximately 99% of the world's total market capitalization outside of the U.S. This fund is intended for long-term investors seeking to capture the earnings and growth potential of foreign companies in both developed and emerging countries throughout the world.

At October 31, 2010, the Plan invested in, and at October 31, 2011, the Master Trust invested in, the Fidelity Intermediate Bond Commingled Pool, which invested entirely in the Pyramis Intermediate Duration Commingled Pool. The units of this fund are stated at the net asset value as determined by the issuer of the fund based on the fair value of the underlying investments. The fund's annual report indicates that the fund seeks to provide investment returns in excess of the Barclays Capital Intermediate Government/Credit Bond Index through investments in investment grade fixed income securities. There are no redemption restrictions or notice requirements.

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at October 31, 2011.

	Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2011, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 15,896	$ 187	$ 16,083
Residential Mortgage-Backed Securities - Agency		50,800		50,800
Residential and Commercial Mortgage Obligations		7,728		7,728
Asset-Backed Securities		44,590	584	45,174
Corporate Debt Securities		69,217		69,217
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		471,230		471,230
Money Market Mutual Fund	$ 7,269			7,269
Wrapper contracts			1,111	1,111
Total Blended Interest Fund	7,269	659,461	1,882	668,612
Deere & Company Common Stock	631,243			631,243
Common Collective Trusts:				
Lifepath Index Funds		724,143		724,143
Stock Index Funds		280,214		280,214
Bond Index Funds		109,185		109,185
Real Estate Index Fund		3,556		3,556
Commodity Index Fund		3,699		3,699
International Stock Index Fund		18,645		18,645
Total Common Collective Trusts		1,139,442		1,139,442
Mutual Funds:				
Balanced Funds	160,388			160,388
Domestic Stock Funds	766,301			766,301
Fixed Income Funds	173,132			173,132
International Stock Funds	173,863			173,863
Total Mutual Funds	1,273,684			1,273,684
Fidelity BrokerageLink Accounts, Mutual Funds:				
Alternative Funds	7,842			
Balanced Funds	15,420			
Commodity Funds	4,033			
Domestic Stock Funds	100,162			
Fixed Income Funds	52,821			
International Stock Funds	36,475			
Total BrokerageLink Accounts	216,753			216,753
Total Investments	$ 2,128,949	$ 1,798,903	$ 1,882	$ 3,929,734

The following tables present a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Master Trust Fair Value Measurements (in thousands of dollars) Using Significant Unobservable Inputs (Level 3)			
	Asset-Backed Securities	**Commercial Mortgage-Backed Securities**	**Wrapper Contracts**	**Total**
Beginning balance — August 29, 2011	$ -	$ -	$ -	$ -
Unrealized (losses) gains	(34)	(48)	1,111	1,029
Purchases	127			127
Transfers out of Level 3	(20)	(8)		(28)
Transfer to Master Trust	511	243		754
Ending balance — October 31, 2011	$ 584	$ 187	$ 1,111	$ 1,882

	Plan Investments Held Outside of Master Trust Fair Value Measurements (in thousands of dollars) Using Significant Unobservable Inputs (Level 3)			
	Asset-Backed Securities	**Commercial Mortgage-Backed Securities**	**Wrapper Contracts**	**Total**
Beginning balance — November 1, 2010	$ 1,095	$ 341	$ -	$ 1,436
Unrealized (losses) gains		54		54
Settlements	(39)	(23)		(62)
Transfers out of Level 3	(545)	(176)		(721)
Transfer to Master Trust	(511)	(196)		(707)
Ending balance — October 31, 2011	$ -	$ -	$ -	$ -

The Plan's policy is to recognize significant transfers between levels at the beginning of the reporting period.

The following table sets forth by level within the fair value hierarchy a summary of the plan's investments measured at fair value on a recurring basis at October 31, 2010.

	Plan Investments Held Outside of Master Trust Fair Value Measurements (in thousands of dollars) at October 31, 2010, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 10,084	$ 341	$ 10,425
Residential Mortgage-Backed Securities - Agency		35,374		35,374
Residential and Commercial Mortgage Obligations		14,372		14,372
Asset-Backed Securities		28,047	1,095	29,142
Corporate Debt Securities		67,617		67,617
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		372,207		372,207
Money Market Mutual Fund	$ 10,017			10,017
Total Blended Interest Fund	10,017	527,701	1,436	539,154
Deere & Company Common Stock	472,029			472,029
Fidelity Intermediate Bond Commingled Pool - Pyramis Intermediate Duration Commingled Pool		83,847		83,847
Mutual Funds:				
Balanced Funds	572,635			572,635
Domestic Stock Funds	951,547			951,547
Fixed Income Funds	208,469			208,469
International Stock Funds	204,759			204,759
Total Mutual Funds	1,937,410			1,937,410
Fidelity BrokerageLink Accounts:				
Alternative Funds	6,281			6,281
Balanced Funds	11,058			11,058
Commodity Funds	3,046			3,046
Domestic Stock Funds	80,025			80,025
Fixed Income Funds	38,692			38,692
International Stock Funds	36,403			36,403
Total BrokerageLink Accounts	175,505			175,505
Total Investments	$ 2,594,961	$ 611,548	$ 1,436	$ 3,207,945

	Plan Investments Held Outside of Master Trust Fair Value Measurements (in thousands of dollars) Using Significant Unobservable Inputs (Level 3)			
	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Wrapper Contracts	Total
Beginning balance — November 1, 2009	$ 2,529	$ 322	$ 318	$ 3,169
Realized losses	(282)			(282)
Unrealized (losses) gains	494	62	(318)	238
Purchases, issuances, and settlements	(1,037)	(43)		(1,080)
Transfers out of Level 3	(609)			(609)
Ending balance — October 31, 2010	$ 1,095	$ 341	$	$ 1,436

5. INVESTMENTS HELD DIRECTLY BY THE PLAN

Prior to the August 29, 2011 formation of the Master Trust, Plan investments were held directly by the Plan.

The Plan's investments that represented 5% or more of net assets available for benefits as of October 31, 2010 are as follows (in thousands of dollars):

	2010	2010 Percent of Net Assets
Deere & Company Common Stock*	$ 472,029	15 %
Spartan U.S. Equity Index Advantage Fund*	216,047	7
Fidelity Growth Company Fund*	239,344	7
Fidelity Institutional Money Market Fund*	188,322	6
Fidelity Magellan Fund*	177,240	6

* Represents a party-in-interest to the Plan.

During the period November 1, 2010 to August 29, 2011, prior to the formation of the Master Trust, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows (in thousands of dollars):

Fidelity Brokerage Link Accounts*	$ (7,267)
Blended Interest Fund	1
Common Collective Trusts:	
Lifepath Index Funds	(23,326)
Stock Index Funds	(19,993)
Bond Index Funds	3,178
Real Estate Index Fund	(224)
Commodity Fund	(113)
International Stock Index Fund	(1,941)
Total Common Collective Trusts	(42,419)
Mutual Funds:	
Balanced Funds	20,429
Domestic Funds	32,776
Fixed Income Funds	1
International Stock Funds	(14,131)
Total Mutual Funds	39,075
Deere & Company Common Stock*	(1,548)
Net depreciation	$ (12,158)

*Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist entirely of mutual funds.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 6,188,962 and 6,146,661 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $287 million and $243 million at October 31, 2011 and 2010, respectively. During the year ended October 31, 2011, the Plan recorded dividend income of approximately $8.4 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequently, the Plan has been amended and restated and submitted to the IRS for a determination letter. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Employees participating in the Plan are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

8. VOLUNTARY COMPLIANCE RESOLUTION

In January 2011, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to amending Plan language to be in technical compliance with IRS Section 415 regulations. This amendment did not affect the operations of the Plan.

9. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2011 (in thousands of dollars):

	2011	2010
Net assets available for benefits per the financial statements	$ 3,325,017	$ 3,201,731
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	25,330	26,869
Net assets available for benefits per the Form 5500	$ 3,350,347	$ 3,228,600

For the year ended October 31, 2011, the following is a reconciliation of the increase in net assets per the financial statements to the Form 5500 (in thousands of dollars):

Increase in net assets per the financial statements	$ 123,286
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2011	25,330
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2010	(26,869)
Increase in net assets per the Form 5500	$ 121,747

11. SUBSEQUENT EVENT

On January 6, 2012, the A&I Products 401(k) Profit Sharing Plan & Trust merged into the Plan. At market close on January 6, 2012, total participant balances of $9,778,787 were transferred into the Plan.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2011

(In thousands of dollars)	Current Value
LOANS TO PARTICIPANTS (at interest rates of 4.75% to 9.75%, maturing from November 2011 through November 2031)*	$ 38,091

*Represents a party-in-interest to the Plan.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: 
Mary K.W. Jones
Vice President, Global Human Resources

Date: 29 February 2012



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.us.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statement Nos. 2-90384, 33-49742, 33-55549, 333-62665, and 333-140980 of Deere & Company and subsidiaries on Forms S-8 of our report dated February 28, 2012, relating to the financial statements and supplemental schedule of the John Deere Savings and Investment Plan, appearing in this Annual Report on Form 11-K of John Deere Savings and Investment Plan for the year ended October 31, 2011.

Deloitte & Touche LLP

Chicago, Illinois
February 28, 2012